================================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER

                       PURSUANT TO RULE 13A-16 OR 15D-16

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        FOR THE MONTH OF FEBUARY, 2003


                        Commission file number: 1-14872


                                 SAPPI LIMITED

                (Translation of registrant's name into English)


                              48 AMESHOFF STREET
                                 BRAAMFONTEIN
                               JOHANNESBURG 2001
                           REPUBLIC OF SOUTH AFRICA
                   (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F    X              Form 40-F    X
                          -------                     -------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): -------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): -------

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                          No    X
                          -------                     -------
     If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____

================================================================================

                          INCORPORATION BY REFERENCE


Sappi Limited's report for the first quarter ended December 2002, furnished by the Registrant under this Form 6-K, except for the second sentence of the section thereof entitled "Sappi is the World's Leading Producer of Coated Fine Paper," the last sentence of the eighth paragraph and the final paragraph of the section thereof entitled "Comment," the reference to the Registrant's expectations with respect to capital expenditures in the first sentence of the second paragraph of the section thereof entitled "Cash Flow and Debt," the fourth sentence of the section thereof entitled "Operating Review for the Quarter - Sappi Fine Paper - North America," and the section thereof entitled "Outlook," and Sappi Limited's press release dated February 3, 2003, announcing the first quarter ended December 2002 results, furnished by the Registrant under this Form 6-K, except for the third sentence of the third paragraph of the section thereof entitled "Results for the Quarter," the reference to the Registrant's expectation with respect to the scope for further price increases and the last sentence of section thereof entitled "Divisional Review - Forest Products," and the section thereof entitled "Outlook," are incorporated by reference into the Registration Statement on Form S-8 of the Registrant (File No. 333-11304) and the Section 10(a) Prospectus dated April 3, 2001 relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited Share Incentive Scheme.

                          FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 ("the Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the filing of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

                               [Graphic Omitted]


                     [Globe overlayed on Map of the World]


                                 sappi limited


                            The word for fine paper


                            RESULTS FOR THE QUARTER
                              ENDED DECEMBER 2002


                                 first quarter
                                     2003

SAPPI IS THE WORLD'S LEADING
PRODUCER OF COATED FINE PAPER


Sappi is positioned for growth.

This growth will be achieved by:

o staying focused on branded coated fine paper, the fastest growing sector in the paper industry

o growing our leading market shares in North America and Europe and entering new areas

o    providing new innovative products and services

o    continuing to improve the efficiencies of our world-class assets

o supporting the coated fine paper business with a high level of pulp integration

Sales:
where the product is manufactured:*

     -    North America       39%
     -    Europe              40%
     -    Southern Africa     21%

Sales:
where the product is sold*

     -    North America       39%
     -    Europe              40%
     -    Asia and other       8%
     -    Southern Africa     13%

Sales by product group*

     -    Coated fine paper   67%
     -    Uncoated fine paper  6%
     -    Coated specialties   8%
     -    Pulp                11%
     -    Commodity paper      7%
     -    Other                1%

Georgraphic ownership**

     -    North American investors      49%
     -    South African investors       38%
     -    European investors            13%

*  for the quarter ended December 2002
** as at 31 December 2002

o Headline EPS 23 US cents up 64%
o Sales up 22%
o Pockets of improvement in markets



SUMMARY

                                                     ------------------------------------------
                                                     Quarter           Quarter          Quarter
                                                       ended             ended            ended
                                                        Dec.             Sept.             Dec.
                                                        2002              2002             2001
                                                     ------------------------------------------

Sales (US$ million)                                    1,019             1,052              832
Operating profit (US$ million)                            92               122               65
EBITDA (US$ million)                                     190               219              148
Operating profit to sales (%)                            9.0              11.6              7.8
EBITDA to sales (%)                                     18.6              20.8             17.8
Operating profit to average net assets RONA (%)          9.6              13.0              8.8
EPS before exceptional items (Headline)* (US cents)       23                32               14
EPS (US cents)                                            23                32               10
Return on equity (%)                                    12.5              18.6              6.3
Net debt (US$ million)                                 1,525             1,419            1,156


* EPS before exceptional items (Headline) has been restated as required by the new JSE Securities Exchange South Africa Listing Requirements. Refer to note 2 of the financial results for further details.

COMMENT

Market conditions remained difficult with sluggish economies in our major markets. Prices for coated fine paper remained under pressure in Europe. In North America a price increase of US$40 per short ton on web products, announced for October 2002, was realised as prior delivery commitments expired and was in place in January 2003.

A second increase of US$40 per short ton on web and on most sheet products was announced for January 2003 and is being implemented. Even when the increases have been fully implemented, less than half of the recent price erosion will be recovered.

Pulp prices softened further in the quarter but now appear to have turned upwards with increases announced by major producers in January 2003 and the price of futures also moving up.

The December quarter is typically seasonally quiet in most of our businesses as reflected by the 3% reduction in sales relative to the September quarter. However, group sales increased 22% compared to a year earlier which would have been 10% if we had had the Potlatch fine paper business in the earlier period.

The equivalent quarter last year was impacted by the shock of 11 September and included an extraordinary cluster of maintenance shuts at our mills and is therefore a low base.

Net profit before exceptional items increased by 63% to US$52 million compared to a year earlier. Earnings per share before exceptional items was 23 US cents up from 14 US cents in the equivalent quarter last year. Basic earnings per share was 23 US cents.

SG&A expenses were US$81 million, up US$19 million, the largest component of which was the inclusion of the Potlatch acquisition. It was also affected by translation to a weaker US dollar and higher insurance costs.

In the previous results announcement, we indicated that annual pension accruals would increase. This increase has been absorbed in cost of goods sold and SG&A. We expect the impact to be approximately 1.25 US cents per quarter after tax.

Group operating profit increased 42% to US$92 million and the operating profit margin increased to 9.0% from 7.8% a year ago.

As a result of refinancings, net finance costs of US$24 million were 4% below the equivalent quarter last year despite increased debt following the Potlatch acquisition.

The effective tax rate for the quarter was 23.5% which is in line with our expectation for the full year.

CASH FLOW AND DEBT

Despite adverse market conditions, EBITDA for the quarter was a solid US$190 million, 28% higher than last year. However, net working capital rose significantly which it usually does in the first quarter as a result of slow deliveries during the last two weeks of December. Inventories, which rose by US$65 million, were also influenced by deferring commercial production shuts from December to early January. Working capital was increased further by a decrease in payables, annual pre-payment of insurance and quarterly and half-yearly interest payments.

Capital expenditure for the quarter was US$44 million, less than half of depreciation, amortisation and fellings, however, capital commitments increased by US$27 million to US$255 million and if the business outlook improves as anticipated, we expect capital expenditure for the full year to approach the level of depreciation. We continue to apply our rigorous evaluation criteria to all new capital expenditure projects.

Net debt increased by US$106 million of which half was a result of translating Euro and Rand debt into US dollars at the much weaker exchange rate of the Dollar. The translation effect of the weaker US dollar, however, increased the net asset value of the group in US dollar terms and consequently, in spite of debt increasing, the ratio of net debt to total capitalisation improved slightly to 36.7% compared to 37.0% in September 2002.

OPERATING REVIEW FOR THE QUARTER

SAPPI FINE PAPER


                           ------------------------------------------------
                           Quarter ended       Quarter ended
                               Dec. 2002           Dec. 2001              %
                             US$ million         US$ million         change
                           ------------------------------------------------

Sales                                862                 697           23.7
Operating profit                      57                  36           58.3
Operating margin (%)                 6.6                 5.2              -
EBITDA                               133                 101           31.7
EBITDA margin (%)                   15.4                14.5              -
RONOA p.a. (%)                       7.5                 5.9              -

There has been some improvement in advertising spending in the major markets and this is starting to filter through to the print media particularly in the USA.

Demand for coated fine paper was marginally higher in Europe but grew substantially in North America off the low base a year earlier. Prices remain low relative to those prevailing two years ago.

As capacity continues to exceed demand, we have continued to curtail production to match our output to demand.

Against this background, the business improved its operating profit by 58% to US$57 million for the quarter but returns for the business are still well below our target levels.


EUROPE

Demand for coated fine paper increased by 0.7% compared to a year earlier and prices remain under pressure. Our average prices achieved in Euros for the quarter were approximately 1.5% below the September quarter reflecting lower prices in Southern Europe and in overseas markets. Sales volumes decreased by approximately 5% compared to a year earlier.

The stronger Euro relative to the Dollar had a positive impact on the performance of the business which purchases much of its pulp in Dollars. It also had a favourable impact on the translation of the results to Dollars.

The operating profit of US$39 million was the same as the equivalent quarter last year. The return on net operating assets was 10.7%.

                       -------------------------------------------------------
                       Quarter ended    Quarter ended
                           Dec. 2002        Dec. 2001    % change     % change
                         US$ million      US$ million       (US$)       (Euro)
                       -------------------------------------------------------

Sales                            403              410       (1.7)       (12.2)
Operating profit                  39               39           -       (11.4)
Operating margin (%)             9.7              9.5           -            -
EBITDA                            82               77         6.5        (4.7)
EBITDA margin (%)               20.3             18.8           -            -
RONOA p.a. (%)                  10.7             11.9           -            -

NORTH AMERICA

The North American business has reported a modest operating profit but returns are still disappointing.

Price realisation was slower than expected, however, sales volumes improved and on a pro forma basis, including the Potlatch fine paper business in the comparative figure, were 21% above a year earlier.

Costs were impacted by higher wood costs, an increase in energy costs and higher accruals for post retirement costs.

The business continues to achieve the synergies of the Potlatch fine paper acquisition and we are confident of achieving the identified benefits during this year.

                              ----------------------------------------------
                              Quarter ended     Quarter ended
                                  Dec. 2002         Dec. 2001              %
                                US$ million       US$ million         change
                              ----------------------------------------------

Sales                                   400               239           67.4
Operating profit                          9              (10)              -
Operating margin (%)                    2.3             (4.2)              -
EBITDA                                   40                15          166.7
EBITDA margin (%)                      10.0               6.3              -
RONOA p.a. (%)                          2.4             (3.8)              -


FINE PAPER SA

The Southern African business experienced strong demand for the quarter. The strengthening of the Rand relative to major competitor's currencies has increased competitor activity in the local market and put pressure on prices. Operating profit increased 28.6% to US$9 million and the return on net operating assets increased to 36%.

                              ----------------------------------------------
                              Quarter ended     Quarter ended
                                  Dec. 2002         Dec. 2001              %
                                US$ million       US$ million         change
                              ----------------------------------------------

Sales                                    59                48           22.9
Operating profit                          9                 7           28.6
Operating margin (%)                   15.3              14.6              -
EBITDA                                   11                 9           22.2
EBITDA margin (%)                      18.6              18.8              -
RONOA p.a. (%)                         36.0              31.1              -

FOREST PRODUCTS

Local demand for Kraft products was firm, driven by strong activity in export fruit packaging but global demand and pricing was weak. In the dissolving pulp market, excess capacity and aggressive competitors' pricing drove prices down. However, demand in the non-woven textile sector is strong and most viscose staple fibre plants are running at full capacity. Demand for unbleached Kraft pulp softened further in the quarter and prices were below expectation.

The operating profit increased by 54.5% to US$34 million in the quarter representing a 16.9% return on net operating assets.

                          ----------------------------------------------------
                          Quarter ended    Quarter ended
                              Dec. 2002        Dec. 2001   % change   % change
                            US$ million      US$ million      (US$)     (Rand)
                          ----------------------------------------------------

Sales                               157              135       16.3       12.5
Operating profit                     34               22       54.5       49.8
Operating margin (%)               21.7             16.3          -          -
EBITDA                               56               40       40.0       35.6
EBITDA Margin (%)                  35.7             29.6          -          -
RONOA p.a. (%)                     16.9             11.9          -          -


OUTLOOK

The outlook for the world economy for the balance of this year remains uncertain.

It looks as if the pulp price cycle has passed through a trough and first price increases have been implemented from 1 February by major producers. Pulp prices translated to non-Dollar currencies dropped much more because of the weakness of the US dollar increasing pressure on non-Dollar producers. With consumer and producer pulp inventories in December 2002 at low levels, there should therefore be scope for further increases. The announced closure of a major dissolving pulp mill in the USA is expected to tighten the supply demand balance in that sector which will benefit our business.

An improvement in demand for coated fine paper depends on a sustained increase in advertising in the print media. There are some signs that this process may have started. Advertising has started to increase in the USA with an approximately 9% increase in advertising pages reported for November and December compared to a year earlier after a slight decline in October. In Europe the return to growth is expected to be slower.

We expect the performance of our North American business to continue to improve as the benefits of the acquisition are achieved and the announced price increases are implemented. A stronger Euro will help our European business which is expected to experience sluggish markets. Although our Southern African businesses remain very competitive, the current weakness of the US dollar will have some impact on their margins.

In the second quarter, we expect market conditions to be slow and we will incur the costs of extended shuts to rebuild a machine at Somerset. Earnings per share for the quarter are therefore expected to be similar to the first quarter. We still expect earnings for the full year to show some improvement over last year.

On behalf of the Board

E van As
Director

D G Wilson
Director

31 January 2003

sappi limited
(Registration number 1936/008963/06)
JSE Code: SAP
ISIN Code: ZAE 000006284

FORWARD-LOOKING STATEMENTS

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

DEFINITIONS

Debt/total capitalisation - current and non-current interest-bearing borrowings, and bank overdrafts (net of cash, cash equivalents and short-term deposits), divided by shareholders' equity plus minority interest, non-current liabilities, current interest-bearing borrowings and overdraft

EBITDA - earnings before interest, tax, depreciation, amortisation and fellings (before non-trading profit/loss)

EBITDA Margin - EBITDA divided by sales

Fellings - the amount charged against the income statement representing the standing cost of the plantations harvested

Headline earnings - as defined in circular 7/2002 issued by South African Institute of Chartered Accountants, separates from earnings all items of a capital nature. It is not neccessarily a measure of sustainable earnings. It is a listing requirement of the JSE Securities Exchange South Africa to disclose headline earnings per share

Net asset value - shareholders' equity plus net deferred tax

Net assets - total assets less current liabilities

NOPAT - net operating profit after current tax

ROE - return on average equity. Net profit divided by average shareholders' equity

RONA - operating profit divided by average net assets

RONOA - operating profit divided by average net operating assets, which are total assets (excluding deferred taxation and cash) less current liabilities (excluding interest-bearing borrowings and bank overdraft)

                              [Graphics Omitted]

                       [Globe overlayed on Map of World]



                           Financial results for the
                          quarter ended December 2002

GROUP INCOME STATEMENT
                                                     Reviewed         Reviewer
                                                      Quarter          Quarter
                                                        ended            ended
                                                    Dec. 2002        Dec. 2001
                                                  US$ million      US$ million        % change
                                                  ---------------------------------------------

Sales                                                   1,019               832           22.5
Cost of sales *                                           846               705
                                                  --------------------------------------------
Gross profit                                              173               127           36.2
Selling, general and administrative expenses *             81                62
                                                  --------------------------------------------
Operating profit                                           92                65           41.5
Non-trading loss                                            -                12
Net finance costs                                          24                25

   Net paid                                                25                 25
   Capitalised                                             (6)               (7)
   Net foreign exchange losses                              5                 7
   Mark-to-market of financial instruments                  -                 -
                                                  --------------------------------------------
Profit before tax                                          68                28
Taxation - current                                         14                (9)
         - deferred                                         2                15
                                                  --------------------------------------------
Net profit                                                 52                22          136.4
                                                  --------------------------------------------
EBITDA                                                    190               148           28.4
                                                  --------------------------------------------
Basic earnings per share (US cents)                        23                10

Earnings before exceptional items
(Headline earnings) per share
  (US cents) **                                            23                14
Weighted average number of
  shares in issue (millions)                            230.1             229.7
Diluted earnings per share (US cents)                      22                 9
Diluted earnings before exceptional items
(Headline earnings) per share (US cents) **                22                14
Weighted average number of shares
  on fully diluted basis (millions)                     233.1              233.2

Calculation of Earnings before
  exceptional items (Headline)
  net of tax **
Net profit                                                52                 22
Mill closure costs                                         -                  4
Debt restructuring costs                                   -                  6
                                                  --------------------------------------------
Earnings before exceptional items (Headline)              52                 32
                                                  --------------------------------------------


* Reallocation of delivery charges. Refer to note 3 for further details.

** Earnings before exceptional items (Headline) has been restated as required by the new JSE Securities Exchange South Africa Listing Requirements. Refer to note
2 for further details.

GROUP BALANCE SHEET

                                                Reviewed              Audited
                                               Dec. 2002           Sept. 2002
                                             US$ million          US$ million
                                             --------------------------------
ASSETS
Non-current assets                                 3,826                3,639
  Property, plant and equipment                    3,317                3,189
  Plantations                                        364                  298
  Deferred taxation                                    6                    6
  Other non-current assets                           139                  146
Current assets                                     1,219                1,002
  Cash and cash equivalents                          186                  161
  Trade and other receivables                        411                  320
  Inventories                                        622                  521
Total assets                                       5,045                4,641
                                             --------------------------------
EQUITY AND LIABILITIES
Shareholders' equity
  Ordinary shareholders' interest                  1,726                1,601
Minority interest                                      2                    2
Non-current liabilities                            2,208                2,110
  Interest-bearing borrowings                      1,493                1,455
  Deferred taxation                                  441                  399
  Other non-current liabilities                      274                  256
Current liabilities                                1,109                  928
  Interest-bearing borrowings and bank
  overdraft                                          218                  125
  Other current liabilities                          891                  803
Total equity and liabilities                       5,045                4,641
                                             --------------------------------

Number of shares in issue at balance
  sheet date (millions)                            229.9                230.2
Net debt (US$ million)                             1,525                1,419
Net debt to total capitalisation (%)                36.7                 37.0
Net asset value per share (US$)                     9.40                 8.66

GROUP CASH FLOW STATEMENT

                                         Reviewed                Reviewed
                                          Quarter                 Quarter
                                            ended                   ended
                                        Dec. 2002               Dec. 2001
                                      US$ million             US$ million
                                      -----------------------------------

Cash generated by operations                  176                     130
Movement in working capital                  (142)                   (100)
Net finance costs                             (30)                    (32)
Taxation paid                                  (5)                     (1)
                                      -----------------------------------
Cash utilised by operating activities          (1)                     (3)
Cash effects of investing activities          (40)                    (63)
                                      -----------------------------------
                                              (41)                    (66)
Cash effects of financing activities           56                    (115)
                                      -----------------------------------
Net movement in cash and cash
  equivalents                                  15                    (181)
                                      -----------------------------------




GROUP STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                         Reviewed                Reviewed
                                          Quarter                 Quarter
                                            ended                   ended
                                        Dec. 2002               Dec. 2001
                                      US$ million             US$ million
                                      -----------------------------------

Balance - beginning of year                 1,601                   1,503
Net profit                                     52                      22
Foreign currency translation reserve          154                    (193)
Revaluation of derivative instruments         (11)                     14
Dividends declared - US$0.28
  (2002: US$0.26) per share                   (65)                    (60)
(Share buybacks) net transfers
  to share purchase trust                      (5)                      1
                                      -----------------------------------
Balance - end of period                     1,726                   1,287
                                      -----------------------------------

NOTES TO THE GROUP RESULTS

1.   Basis of preparation

     The group results have been prepared in conformity with South African Statements of Generally Accepted Accounting Practice. The same accounting policies have been followed as in the annual financial statements for September 2002. The financial results for the quarter have been reviewed by the group's auditors, Deloitte & Touche. Their report is available for inspection at the company's registered offices.

2.   Headline Earnings per share calculation

     The headline earnings per share calculation has been restated as required by the new JSE Securities Exchange South Africa Listing Requirements. These require that all companies comply with circular 7/2002 issued by the South African Institute of Chartered Accountants. For Sappi the only change in the headline earnings calculation is that there are no longer any adjustments for the movement in restructuring provisions. Headline earnings are still adjusted for the movement in provisions relating to the closure of a business. The impact for this quarter is negligible (September 2002: increased by 2 US cents to 32 US cents; December 2001: impact was negligible) for headline earnings per share. Similarly the impact for this quarter for diluted headline earnings per share was negligible (September 2002: increased by 3 US cents to 33 US cents; December 2001: increased by 1 US cents to 14 US cents).

3.   Reallocation of costs

     In prior years, a portion of delivery charges was included in selling, general and administrative expenses. It is now considered more appropriate to reflect all delivery charges under cost of sales. The effect is to increase cost of sales and decrease selling, general and administrative expenses by US$20 million for the quarter (September quarter 2002: US$21 million; December quarter 2001: US$16 million).

NOTES TO THE GROUP RESULTS



                                         Reviewed                Reviewed
                                          Quarter                 Quarter
                                            ended                   ended
                                        Dec. 2002               Dec. 2001
                                      US$ million             US$ million
-------------------------------------------------------------------------

4.   Operating profit
     Included in operating profit are:
       Depreciation                            85                      72
       Fellings                                 8                       7
       Amortisation                             5                       4
     --------------------------------------------------------------------
                                               98                      83
     --------------------------------------------------------------------

5.   Capital expenditure
     Property, plant and equipment             38                      62
       Plantations                              6                       5
     --------------------------------------------------------------------
                                               44                      67
     --------------------------------------------------------------------


                                         Reviewed                 Audited
                                        Dec. 2002              Sept. 2002
                                      US$ million             US$ million
     --------------------------------------------------------------------

6.   Capital commitments
     Contracted but not provided               95                      55
     Approved but not contracted              160                     173
     --------------------------------------------------------------------
                                              255                     228
     --------------------------------------------------------------------

7.   Contingent liabilities
     Guarantees and suretyships                69                      66
     Other contingent liabilities              12                      14
     --------------------------------------------------------------------

REGIONAL INFORMATION

                                                  Reviewed            Reviewed
                                                   Quarter             Quarter
                                                     ended               ended
                                                 Dec. 2002           Dec. 2001
                                               US$ million         US$ million       % change
                                               ----------------------------------------------

Sales - Metric tons (000's)
Fine Paper -      North America                        400                 218           83.5
                  Europe                               493                 518           (4.8)
                  Southern Africa                       74                  73            1.4
                                               ----------------------------------------------
                  Total                                967                 809           19.5
Forest Products - Pulp and paper operations            337                 326            3.4
                  Forestry operations                  298                 234           27.4
                                               ----------------------------------------------
Total                                                1,602               1,369           17.0
                                               ----------------------------------------------
Sales
Fine Paper -      North America                        400                 239           67.4
                  Europe                               403                 410           (1.7)
                  Southern Africa                       59                  48           22.9
                                               ----------------------------------------------
                  Total                                862                 697           23.7
Forest Products - Pulp and paper operations            145                 126           15.1
                  Forestry operations                   12                   9           33.3
                                               ----------------------------------------------
Total                                                1,019                 832           22.5
                                               ----------------------------------------------
Operating profit
Fine Paper -      North America                          9                (10)              -
                  Europe                                39                  39              -
                  Southern Africa                        9                   7           28.6
                                               ----------------------------------------------
                  Total                                 57                  36           58.3
Forest Products                                         34                  22           54.5
Corporate                                                1                   7          (85.7)
                                               ----------------------------------------------
Total                                                   92                  65           41.5
                                               ----------------------------------------------
Earnings before interest, tax, depreciation
  and amortisation charges *
Fine Paper -      North America                         40                  15          166.7
                  Europe                                82                  77            6.5
                  Southern Africa                       11                   9           22.2
                                               ----------------------------------------------
                  Total                                133                 101           31.7
Forest Products                                         56                  40           40.0
Corporate                                                1                   7          (85.7)
                                               ----------------------------------------------
Total                                                  190                 148           28.4
                                               ----------------------------------------------
Net operating assets
Fine Paper -      North America                      1,496               1,085           37.9
                  Europe                             1,507               1,299           16.0
                  Southern Africa                      110                  80           37.5
                                               ----------------------------------------------
                  Total                              3,113               2,464           26.3
Forest Products                                        895                 657           36.2
Corporate                                              (46)                (86)             -
                                               ----------------------------------------------
Total                                                3,962               3,035           30.5
                                               ----------------------------------------------

* before non-trading loss


SUMMARY RAND CONVENIENCE TRANSLATION

                                                            Unaudited           Unaudited
                                                              Quarter             Quarter
                                                                ended               ended
                                                            Dec. 2002           Dec. 2001       $ change
                                                          ----------------------------------------------

Sales (ZAR million)                                             9,911               8,364           18.5
Operating profit (ZAR million)                                    895                 653           37.1
Profit after taxation (ZAR million)                               506                 221          129.0
EBITDA (ZAR million)                                            1,848               1,488           24.2
Operating profit to sales (%)                                     9.0                 7.8
EBITDA to sales (%)                                              18.6                17.8
Operating profit to average net assets (%)                        9.7                 8.5
EPS before exceptional items
  (Headline) (SA cents) *                                         224                 141           58.9
Basic EPS (SA cents)                                              224                 101          121.8
EBITDA per share (SA cents)                                       803                 648           23.9
Net debt (ZAR million)                                         13,298              13,768           (3.4)
Net debt to total capitalisation (%)                             36.7                35.2
Cash generated by operations
  (ZAR million)                                                 1,712               1,307           31.0
Cash utilised by operating activities
  (ZAR million)                                                   (10)                (30)
Net movement in cash and cash equivalents
  (ZAR million)                                                   146              (1,820)

Exchange rates:
Period end rate:   US$1 = ZAR                                  8.7200             11.9100
Average rate:      US$1 = ZAR                                  9.7265             10.0530
Period end rate:   EUR1 = US$                                  1.0387              0.8833
Average rate:      EUR1 = US$                                  0.9995              0.8935


* EPS before exceptional items (Headline) has been restated as required by the new JSE Securities Exchange South Africa Listing Requirements. Refer to
     note 2 for further details.



                               [GRAPHIC OMITTED]

SAPPI ORDINARY SHARES

[caption]


Price chart for Sappi ordinary shares for the period from January 1, 2001 to January 29, 2003.

[chart description]



ADR PRICE (NYSE TICKER:SSP) NOTE: (1 ADR = 1 SAPPI SHARE)

[caption]

Price chart for Sappi ADR's for the period from January 1, 2001 to January 28, 2003.

[chart description]

This report is available on the Sappi website - www.sappi.com

                               [Graphic Omitted]

                     [Globe overlayed on Map of the World]

Other interested parties can obtain printed copies of this report from:
South Africa:
Computershare Investor Services Limited
70 Marshall Street
Johannesburg 2001
P.O. Box 61051
Marshalltown 2107
Tel +27 (0)11 370-5000

United States
ADR Depositary:
Bank of New York
ADR Department
101 Barclay Street
New York, NY 10286
Tel +1 212 815-580

United Kingdom:
Capita IRG plc
Bourne House
34 Beckenham Road
Beckenham, Kent
BR3 4TU, DX 91750, Beckenham West
Tel +44 (0)208 639-2157
www.sappi.com

SAPPI

Press Release

Johannesburg, 3rd February 2003

SAPPI INCREASES HEADLINE EARNINGS PER SHARE BY 64% IN SLUGGISH MARKETS

Sappi, the world's leading producer of coated fine paper, today announced results for the first quarter to December 2002.



HIGHLIGHTS

     o    Headline EPS 23 US cents - up 64%;
     o    Sales up 22% in sluggish markets;
     o    Pockets of improvement in markets.

Commenting on the results, Sappi Executive Chairman, Eugene van As, said:

"This quarter's performance was accomplished against a background of sluggish economies in our major markets. The December quarter is typically seasonally quiet in most of our businesses as reflected by the 3% reduction in sales relative to the September quarter. The group achieved sales and earnings growth year on year, albeit off a low base as the comparable quarter last year was negatively impacted by the shock of 11 September and included an extraordinary cluster of maintenance shuts at our mills.

"Prices in Europe remained under pressure, however in North America a $40 per ton price increase, announced for October 2002, was realised as prior delivery commitments expired and a further price increase of $40 per ton, announced for January 2003, is being implemented. When these increases have been fully implemented less than half of the recent price erosion will be recovered. Pulp prices softened further in the quarter but now appear to have turned upwards with increases announced by major producers in January 2003 and the price of futures moving up."

RESULTS FOR THE QUARTER

Net profit before exceptional items increased by 63% to US$ 52 million with earnings per share before exceptional items 23 US cents up from 14 US cents in the equivalent quarter last year. Basic earnings per share was 23 US cents.

Selling, general and administration (SG&A) expenses were US$ 81 million, up US$ 19 million, the largest component of which was the inclusion of the Potlatch acquisition. It was also affected by translation to a weaker US dollar and higher insurance costs.

In the previous results announcement, Sappi indicated that annual pension accruals would increase. This increase has been absorbed in cost of goods sold and SG&A. Sappi expects the impact to be approximately 1.25 US cents per quarter after tax.

Group operating profit increased 42% to US$92 million and the operating profit margin increased to 9.0% from 7.8% a year ago.

Despite adverse market conditions EBITDA for the quarter was a solid US$190 million, 28% higher that last year. However, net working capital rose significantly, in line with the historical trend in the first quarter due to slow deliveries during the last two weeks of December. Inventories, which rose by US$65 million, were also influenced by deferring commercial production shuts from December to early January. Working capital was increased further by a decrease in payables, annual pre-payment of insurance and quarterly and half-yearly interest payments .

Net debt increased by US$106 million, with half being a result of translating Euro and Rand debt into US dollars at the much weaker exchange rate of the Dollar.

DIVISIONAL REVIEW

FINE PAPER
There has been some improvement in advertising spending in the major markets and this is starting to filter through to the print media, particularly in the USA. Demand for coated fine paper was marginally higher in Europe but grew substantially in North America off the low base a year earlier. Prices remain low relative to those prevailing two years ago.

As capacity continues to exceed demand, Sappi continued to curtail production to match output to demand. Against this background, the Fine Paper business improved its operating profit by 58% to US$57 million for the quarter but returns for the business are still well below our target levels.

In Europe the stronger Euro relative to the Dollar had a positive impact on the performance of the business, which purchases much of its pulp in Dollars. It also had a favourable impact on the translation of the results to Dollars. The operating profit of US$39 million was in line with last year.

The North American business reported modest operating profit but returns are still disappointing.

The Southern African business experienced strong demand for the quarter with operating profit increasing 28.6% to US$9 million.

Commenting on the fine paper division's overall performance, Bill Sheffield, Fine Paper CEO said:

"We continue to face challenging market conditions in both Europe and North America. However, advertising spending on print media grew in the latter part of the quarter compared to a year earlier, resulting in increased demand."

FOREST PRODUCTS
Local demand for Kraft products was firm, driven by strong activity in export fruit packaging but global demand and pricing was weak. In the dissolving pulp market, excess capacity and aggressive competitors' pricing drove prices down. However, demand in the non-woven textile sector is strong and most viscose staple fibre plants are running at full capacity. The division's operating profit increased 54.5% to US$34 million.

John Job, Chairman of Sappi's South African businesses, said:

"The pulp price cycle has passed through a trough and with consumer and producer inventories in December 2002 at low levels, there should be scope for further price increases. This will have a positive impact on our Forest Products business."

OUTLOOK

Looking forward, van As said that although the outlook for the world economy for the balance of this year remains uncertain, there were a number of positive signs emerging for the group.

"The announced closure of a major dissolving pulp mill in the USA is expected to tighten the supply-demand balance in that sector which will benefit Sappi's business.

Whilst an improvement in demand for coated fine paper depends on a sustained increase in advertising in the print media there are some signs that this process may have started. We expect the performance of our North American business to continue to improve as the benefits of the Potlatch fine paper acquisition are achieved and the announced price increases are implemented. A stronger Euro will help our European business and although the current weakness of the US dollar will have some impact on their margins, our Southern African businesses remain very competitive.

He concluded: "In the second quarter, we expect market conditions to be slow and we will incur the costs of extended shuts to rebuild a machine at our Somerset mill. Earnings per share for the quarter are therefore expected to be similar to this quarter. However, we still expect earnings for the full year to show some improvement over last year."

Ends


FORWARD-LOOKING STATEMENTS

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   SAPPI LIMITED

                                     by  /s/ D.G. Wilson
                                         -------------------------
                                         Name:   D.G. Wilson
                                         Title:  Executive Director: Finance

Date:  February 6, 2003